Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports First Quarter 2015 Financial Results

SHENZHEN, China, May 26, 2015 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the first quarter ended March 31, 2015.

Financial Highlights

•	Same store sales increased by 13.6% compared to the first quarter of 2014

•	Revenue increased by 11.9% to RMB759.1 million (US$122.5 million) compared to RMB678.3 million in the first quarter of 2014

•	Net loss decreased to RMB3.4 million (US$0.5 million) from a net loss of RMB18.2 million in the first quarter of 2014

•	Basic and diluted losses per ADS were RMB0.03 (US$0.006) compared to basic and diluted losses per ADS of RMB0.18 in the first quarter of 2014

Ms. Rebecca Yingnan Zhang, Chief Executive Officer of Nepstar, commented, "We are pleased to report strong growth in same store sales and revenue, as well as significant improvement in reducing administrative expenses compared to the same period of last year. We have leveraged our store network and increased in-store promotions as well as marketing efforts for pharmaceutical products. Enhancement in our operating efficiencies and cost streamlining also contributed to the growth in sales and revenue as well as improvement in administrative expense reduction as compared to the first quarter of 2014."

First Quarter Results

During the first quarter of 2015, the Company opened 26 new stores and closed 37 stores. As of March 31, 2015, the Company had a total of 1,969 directly operated stores.

Revenue for the first quarter of 2015 increased by 11.9% to RMB759.1 million (US$122.5million) from RMB678.3 million for the same period in 2014. Same store sales (for the 1,819 stores opened before December 31, 2013 and which remained in operation as of March 31, 2015) for the first quarter of 2015 increased by 13.6% compared to the same period in 2014. The increases in revenue and same store sales were mainly due to our increased in-store promotional initiatives and marketing of pharmaceutical products.

First quarter revenue contribution by product category was 23.7% from prescription drugs (23.3% for the same period in 2014); 41.2% from over-the-counter ("OTC") drugs (40.3% for the same period in 2014); 12.3% from nutritional supplements (14.8% for the same period in 2014); 4.6% from herbal products (4.5% for the same period in 2014); and 18.2% from convenience and other products (17.1% for the same period in 2014).

First quarter gross profit increased to RMB309.4 million (US$49.9 million) from RMB278.4 million in the same period of 2014. Gross profit margin in the first quarter of 2015 was 40.8%, compared with 41.0% in the same period of 2014.

The Company's portfolio of private label products expanded to 2,146 types of products as of March 31, 2015. Sales of private label products represented approximately 15.4% of total revenue and 22.7% of total gross profit for the first quarter of 2015.

Sales, marketing and other operating expenses slightly increased for the first quarter of 2015 compared to the same period of 2014, but its percentage as of revenue decreased to 36.5% from 39.9%.

General and administrative expenses as a percentage of revenue were 4.3% for the first quarter of 2015 compared to 5.4% for the same period of 2014. This decrease primarily resulted from management’s efforts to streamline costs.

Loss from operations in the first quarter of 2015 was RMB0.2 million (US$30.5 thousand) compared with loss from operations of RMB28.8 million in the same period of 2014. The significant reduction in loss was mainly due to increased sales and our cost control measures in the first quarter of 2015.

Interest income for the first quarter of 2015 was RMB1.7 million (US$0.3 million), compared with RMB2.5 million for the same period of 2014.

The Company's income tax expense was RMB6.8 million (US$1.1 million) for the first quarter of 2015, compared with tax credit of RMB3.1 million for the same period in 2014. The effective tax rate for the first quarter of 2015 was 198.6%.The difference in the effective income tax rate and the PRC statutory tax rate of 25% applicable to our major operating subsidiaries was primarily due to non-deductible expenses and the operating losses from certain loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, when compared to the overall results of operation of the Company. Shareholders are reminded that in the PRC, losses in companies which are part of a group are not allowed to be off-set against profits arising from other companies in the same group.

Net loss for the first quarter of 2015 was RMB3.4 million (US$0.5 million), or RMB0.03 (US$0.006) basic and diluted losses per ADS, compared to net loss of RMB18.2 million, or RMB0.18 basic and diluted losses per ADS for the first quarter of 2014. As of March 31, 2015, the Company had 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

In the first quarter of 2015, net cash flow provided by operating activities was RMB51.9 million (US$8.4 million), compared to net cash outflow of RMB22.6 million for the same period in 2014. This reversal of cash outflow was primarily due to improved operating performance during the first quarter of 2015, compared to the same period in 2014.

As of March 31, 2015, the Company's total cash, cash equivalents, bank deposits and restricted cash were RMB327.9 million (US$52.9 million) and its shareholders' equity was RMB828.2 million (US$133.6 million), compared to RMB316.9 million and RMB831.6 million, respectively, as of December 31, 2014.

Business Outlook

“We are excited by the momentum in our business development in the first quarter of 2015 and will continue to focus on maintaining growth, managing expenses and improving margins. We believe that our strong store network, optimized product offerings and proactive steps to improve customer experience and loyalty, will continue to drive store traffic and revenue in the near term," commented Ms. Zhang.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Tuesday, May 26, 2015 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through June 2, 2015 at 11:59 p.m. Eastern Time. An archived web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13609556.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2015, the Company had 1,969 directly operated stores across 74 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.1990 on March 31, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn

Shiwei Yin
Grayling
Investor Relations
+1-646-284-9474
npd@grayling.com

(Tables Follow)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Operation

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended
	March 31,
	2014	2015	2015
	RMB	RMB	USD

Revenue	678,281	759,119	122,458
Cost of goods sold	(399,904)	(449,769)	(72,555)
Gross profit	278,377	309,350	49,903
Sales, marketing and other operating expenses	(270,760)	(277,203)	(44,717)
General and administrative expenses	(36,378)	(32,336)	(5,216)
Loss from operations	(28,761)	(189)	(30)
Interest income	2,529	1,719	277
Dividend income from cost method investments	4,932	1,022	165
Other income	-	890	143
(Loss)/income before income tax expense	(21,300)	3,442	555
Income tax benefit/(expense)	3,111	(6,835)	(1,103)
Net loss	(18,189)	(3,393)	(548)

Basic losses per ordinary share	(0.092)	(0.017)	(0.003)
Basic losses per ADS	(0.184)	(0.034)	(0.006)
Diluted losses per ordinary share	(0.092)	(0.017)	(0.003)
Diluted losses per ADS	(0.184)	(0.034)	(0.006)

Net loss	(18,189)	(3,393)	(548)

Other comprehensive (loss)/income, net of tax:
Foreign currency translation adjustments	(161)	6	1
Comprehensive loss	(18,350)	(3,387)	(547)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	March 31,	March 31,
	2014	2015	2015
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	252,174	278,240	44,885
Short-term bank time deposits	24,000	9,000	1,452
Long-term bank time deposits due within one year	3,256	3,256	525
Restricted cash	37,423	37,355	6,026
Short-term investments	-	27,000	4,356
Accounts receivable, net of allowance for doubtful accounts	136,568	126,581	20,420
Bills receivable	400	-	-
Amounts due from related parties	3,366	4,035	651
Prepaid expenses, deposits and other current assets	245,254	207,292	33,439
Inventories	546,312	554,826	89,502
Deferred tax assets	2,038	3,611	582
Total current assets	1,250,791	1,251,196	201,838

Non-current assets
Property and equipment, net	137,750	141,735	22,864
Rental deposits	42,257	41,315	6,665
Cost method investments	12,638	12,638	2,039
Intangible assets, net	2,509	2,509	405
Goodwill	51,819	51,819	8,359
Deferred tax assets	16,340	14,990	2,418
Total non-current assets	263,313	265,006	42,750
Total assets	1,514,104	1,516,202	244,588

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	409,428	430,160	69,392
Amounts due to related parties	25,636	24,489	3,950
Accrued expenses and other payables	122,236	102,680	16,564
Income tax payable	25,743	27,792	4,484
Deferred income	25,715	30,704	4,953
Total current liabilities	608,758	615,825	99,343

Non-current liabilities
Deferred income	15,677	14,326	2,311
Deferred tax liabilities	14,711	14,308	2,308
Other non-current liabilities	43,326	43,498	7,017
Total non-current liabilities	73,714	72,132	11,636
Total liabilities	682,472	687,957	110,979

Shareholders’ equity
Share capital	158	158	25
Additional paid-in capital	640,341	640,341	103,297
Accumulated other comprehensive loss	(41,746)	(41,740)	(6,733)
Retained earnings	232,879	229,486	37,020
Total shareholders’ equity	831,632	828,245	133,609

Total liabilities and shareholders' equity	1,514,104	1,516,202	244,588